Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Nears Closure on Material Transaction and Informs All Parties are Committed to Closing by the end of February 2014

- Highlights of Results of Q2 Fiscal 2014 -

Vancouver, BC – February 18, 2014: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) confirms the Company is in the advanced stages of a negotiation process, the conclusion of which will result in a major material event for the Company and its shareholders. All parties involved expect the aforementioned negotiations to close by the end of February 2014.

The Company also announces its second quarter operating and financial results for its Molejon gold mine located in Panama. Currency is reported in United States dollars unless otherwise indicated.

Molejon Mine Operating and Financial Highlights for Second Quarter of Fiscal 2014

  Gold production at 3,028 ounces, a decrease of 67% and 85% compared to prior quarter and same quarter of fiscal 2013, respectively;

  Gold equivalent production at 3,120 ounces, a decrease of 67% and 85% compared to prior quarter and same quarter of fiscal 2013, respectively;

  Gold stockpiled at 151,592 ounces, an increase of 1% and 31% compared to prior quarter and same quarter of fiscal 2013, respectively;

  Revenue at $10.5 million, a decrease of 49% and 67% compared to prior quarter and same quarter of fiscal 2013, respectively;

  Cash cost per ounce of gold equivalent sold at $1,429, an increase of 90% and 171% compared to prior quarter and same quarter of fiscal 2013, respectively;

  Operating margin at $(13.0) million, compared to $2.5 million in prior quarter and $14.4 million in same quarter of fiscal 2013;

  Adjusted EBITDA at $(16.3) million, compared to $(0.9) million in prior quarter and $14.9 million in same quarter of fiscal 2013

During the second quarter of fiscal 2014 the Company announced National Instrument 43-101 compliant In Pit Whittle Constrained measured and indicated resources of 841,000 gold equivalent ounces (27,020 kt averaging 0.59 g/t of gold, 0.87 g/t of silver and 0.24% of copper) and inferred mineral resources of 269,000 gold equivalent ounces (11,060 kt averaging 0.40 g/t of gold, 0.67 g/t of silver and 0.22% of copper) for its Palmilla deposit, located on the Company’s wholly-owned Belencillo concession and associated with its Molejon gold operations in the Donoso District, Colon Province, Republic of Panama. The Qualified Person

who prepared this mineral resource estimate was Mr. Yann Camus, Eng., of SGS Canada, an independent consultant.

The Company’s business performance during the first half of fiscal 2014 focused on continuing to stockpile low grade ore material to increase gold production through a heap leaching operation expected to commence during the first half of calendar 2014, consolidating its aggregates business throughout the execution of the $100 million contract with First Quantum Minerals Ltd. (“FQM”) and expanding the potential of the aggregates and infrastructure business with FQM.

The $100 million aggregates contract signed between the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A., and Minera Panama, S.A. (“MPSA”) partially compensated for the decrease in gold production during the first half of fiscal 2014, and contributed to keeping cash costs per ounce of gold sold close to the break-even point despite the significant decrease in gold sold. Sales of aggregates represented a material recovery of the Company’s mining costs at the Molejon mine, helping also to compensate for the decrease in gold prices that occurred during the first half of fiscal 2014.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects", "plans", "estimates" or "intends" or stating that certain actions, events or results "may", "could", "would", "might", "will" or "are projected to" be taken or achieved) are not statements of historical fact, but are forward-looking statements. Forward-looking statements relate to, among other things, the estimation of mineral resources and the realization of mineral resource estimates; all aspects of the development and future operation and production of the Molejon gold mine and the development of other deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, political change, protests by native or environmental groups, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and other deposits being consistent with the Company's current expectations; prices for gold and silver and costs of labour and supplies being consistent with expectations; and the accuracy of the Company's current mineral reserve and mineral resource estimates. A variety of inherent risks, uncertainties and other factors, many of which are beyond the Company's control and may be known or unknown, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates;

variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company's ability to obtain and maintain all necessary regulatory approvals and licenses; the Company's ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company's ability to develop its deposits; the Company's ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company's ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company's interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide. Forward-looking statements speak only as at the date of this document. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.